

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121

> **Re:** **RayzeBio, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.9, 10.10 & 10.11**
> **Filed August 24, 2023**
> **File No. 333-274193**

Dear Ken Song:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance